Exhibit 21.1

Lionbridge Technologies, Inc.

Subsidiaries

* denotes operational sites

Name	Jurisdiction of Incorporation or Organization	Name under which Subsidiary does Business
Lionbridge Technologies Holdings, B.V.	Netherlands	Lionbridge
*Lionbridge Technologies, B.V.	Netherlands	Lionbridge
*Lionbridge Technologies, S.A.R.L.	France	Lionbridge
*Lionbridge Technologies Ireland	Ireland	Lionbridge
*Lionbridge Japan K.K.	Japan	Lionbridge
*Lionbridge US, Inc.	Delaware	Lionbridge
*VeriTest, Inc.	Delaware	Veritest
HuanQui TongLian	China	VeriTest
*Lionbridge Technologies Deutschland GmbH	Germany	Lionbridge
*Lionbridge Technologies Ireland Ltd	Ireland	Lionbridge
Lionbridge Technologies Veritest UK Ltd	UK	Lionbridge
Mentorix, Inc.	California	Lionbridge
*Lionbridge India Pvt Ltd	India	Lionbridge